Filed Pursuant to Rule 433

Registration Statement No. 333-269966

Pricing Term Sheet

ONE GAS, INC.

Pricing Term Sheet

Issuer:	ONE Gas, Inc.

Ratings*:	A3 (stable) / A- (stable) (Moody’s / S&P)

Legal Format:	SEC Registered

Pricing Date:	August 8, 2024

Settlement Date**:	August 12, 2024 (T+2)

Security Type:	5.10% Senior Notes due 2029 (the “Notes”)

Size:	$250,000,000 (Reopening of 5.10% Senior Notes due 2029, of which $300,000,000 was previously issued on December 13, 2023, for a total principal amount outstanding of $550,000,000)

Maturity Date:	April 1, 2029

Benchmark Treasury:	4.000% due July 31, 2029

Benchmark Treasury Yield:	3.854%

Spread to Benchmark Treasury:	+85 basis points

Yield to Worst:	4.704%

Price to the Public:	101.604% of principal amount (plus accrued interest of $4,639,583.33 for the period from and including April 1, 2024 to, but excluding, August 12, 2024)

Coupon Rate:	5.10%

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing October 1, 2024

Optional Redemption:

Prior to March 1, 2029 (which is the date that is one month prior to the maturity date of the Notes (the “Par Call Date”)), redeemable, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the Notes +15 bps less (b) interest accrued and unpaid thereon to the redemption date; and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	68235P AN8 / US68235PAN87

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BofA Securities, Inc. RBC Capital Markets, LLC Truist Securities, Inc. Wells Fargo Securities, LLC BOK Financial Securities, Inc. Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

We expect to deliver the Notes against payment for the Notes on or about August 12, 2024, which will be the second business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403 or U.S. Bancorp Investments, Inc. by calling toll-free at 1-877-558-2607.

Pricing Term Sheet dated August 8, 2024 to the Preliminary Prospectus Supplement dated August 8, 2024, and the accompanying Prospectus dated February 23, 2023 (together, the “Preliminary Prospectus”) of ONE Gas, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This Pricing Term Sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.